Exhibit 99.1

SINOVAC Reports Unaudited First Half of 2024 Financial Results

BEIJING, China, August 16, 2024 /Business Wire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, announced today its unaudited financial results for the six months ended June 30, 2024.

First Half of 2024 Financial Summary

•	Sales for the six months ended June 30, 2024 were $121.3 million, compared to $140.4 million in the prior year period.

•	The Company posted $10.9 million of net loss attributable to common shareholders, or a loss of $0.11 per basic and diluted share, in the six-month period ended June 30, 2024, compared to net income attributable to common shareholders of $14.0 million, or $0.14 per basic and $0.15 per diluted share, in the prior year period.

•	Mr. Weidong Yin, Chairman, President and CEO of SINOVAC, commented, “In the first half of the year, SINOVAC focused on executing its regular vaccine business strategies. Although the COVID-19 pandemic is over, there are still challenges from various infectious diseases. SINOVAC provided vaccines in time during the epidemic of hepatitis A and influenza in Brazil, Chile and other countries to minimize the shortage of vaccine supplies, continuing our vital role similar to it in the COVID-19 pandemic period. Furthermore, it is great to see other progress in the international market where SINOVAC’s local joint venture won long-term public tenders in Türkiye.”

Business Updates

•	Hepatitis A Vaccine – Healive®, the first and only WHO prequalified inactivated hepatitis A vaccine from China, is currently supplied both domestically and internationally. Healive®’s performance in international market substantially grew in the first half of 2024.

•	Influenza Vaccine – SINOVAC has two influenza vaccine production plants. The plants, which comply with Chinese Good Manufacturing Practice (or “GMP”) guidelines and utilize environmental-friendly production process, enable automated production at commercial scale so that SINOVAC has more capacity to meet the growing global demand for high-quality influenza vaccines. SINOVAC’s influenza vaccines kept expanding its international market presence in 2024 by obtaining more overseas market approvals, won public tenders in Pakistan and were supplied to Chile for the flu emergency. A study conducted last year in the Philippines and Chile demonstrated that the immunogenicity induced by SINOVAC’s quadrivalent influenza vaccine was non-inferior and the geometric mean titers (or “GMT”) were even higher in individuals aged 3 years and older, when compared with the control vaccine which was widely used. The research result was published in Vaccines in 2024. Furthermore, SINOVAC completed phase III clinical trials of quadrivalent influenza in infants and toddlers aged 6-35 months in the first half of 2024.

•	Varicella Vaccine – SINOVAC’s live attenuated varicella vaccine, the first WHO prequalified (or “PQ”) Chinese varicella vaccine, was successfully supplied to more countries this year. SINOVAC's varicella vaccine, which had been previously approved for children aged 12 months to 12 years old, was approved by China NMPA for use in adolescents and adults aged 13 years old and above in June 2024. SINOVAC’s varicella vaccine obtained its first international GMP certificate in the Philippines in January 2024.

•	Hand Foot and Mouth Disease Vaccine – SINOVAC’s Enterovirus 71 (or “EV71”) Vaccine, Inlive®, has already safeguarded millions of children in China. In 2023, SINOVAC initiated phase I and II clinical trials of its bivalent enterovirus inactivated vaccine, which aims to protect against hand, foot and mouth disease (or “HFMD”) caused by EV71 and coxsackievirus 16 (or “CA16”). CA16 is the dominant strain and is widespread in China and other Asian regions. At present, the enrollment of all the participants of this study has been completed. Enterovirus Type 71 Vaccine (Vero cell), Inactivated - Inlive®’ project participated by SINOVAC won second prize of the PRC National Science and Technology Progress Award 2023. In 2024, SINOVAC's EV71 vaccine was approved for use in Macao, China.

•	Poliomyelitis Vaccine (Vero Cell), Inactivated, Sabin Strains – SINOVAC's Poliomyelitis Vaccine (Vero Cell), Inactivated, Sabin Strains (0.5ml/vial) (or "sIPV") received WHO PQ on June 2, 2022. Poliomyelitis Vaccine (Vero Cell), Inactivated, Sabin Strains (Five-Dose) (2.5ml/vial) (or "msIPV") was authorized in April 2024 by the China NMPA for market use. Since msIPV is mainly for UNICEF and PAHO procurement, SINOVAC is currently applying msIPV for WHO PQ approval so supply msIPV to the above international organizations can be achieved at the earliest date.

•	Reassortant Rotavirus Vaccine – SINOVAC has initiated phase I clinical trials of its Reassortant Rotavirus Vaccine, Live, Oral, Hexavalent (Vero Cell). The vaccine covers six rotavirus serotypes, G1, G2, G3, G4, G9, and P1A. It is one of the rotavirus vaccines with a broad-spectrum protection currently marketed or under development in the world. By the first half of 2024, this phase I clinical trial has finished enrollment and vaccination of adults and children participants, and enrollment of infants participants is ongoing and expected to be finished in the third quarter of 2024.

•	Adsorbed Tetanus Vaccine – The results of phase I/III clinical study of the adsorbed tetanus vaccine developed by SINOVAC were favorable. The antibody conversion rate of volunteers in the phase III clinical trial reached 99.48% in 30 days after vaccination, which reached the non-inferiority standard; the geometric mean concentration (or “GMC”) of antibodies reached statistical superiority.

•	Commercial Developments – SINOVAC made significant progress in commercial development in the first half of 2024. In Türkiye, the first overseas joint venture company invested by SINOVAC won two long-term public tenders for the hepatitis A vaccine and varicella vaccine. SINOVAC's extensive expertise and experience in vaccine R&D and production, as well as its successful track record in establishing vaccine facilities, will play a pivotal role in the joint venture.

Unaudited Financial Results for the First Half of 2024

Sales for the first half of 2024 were $121.3 million compared to $140.4 million in the prior year period. Although Healive®’s sales for the first half of 2024 increased due to international market growth, however, as newborn rates in China continue to decline, sales of EV71 vaccines, which are primarily used in young children, have been impacted, resulting in a decrease in the Company’s revenue in the first half of 2024.

Selling, general and administrative expenses in the first half of 2024 were $206.3 million, compared to $231.0 million in the prior year period. The decrease was mainly due to lower employee incentive expenses associated with a COVID-19 employee incentive plan established in 2022.

R&D expenses in the first half of 2024 were $144.1 million, compared to $151.1 million in the prior year period.

Net loss in the first half of 2024 was $68.6 million, compared to a net loss of $30.0 million in the prior year period.

Net loss attributable to common shareholders was $10.9 million, or a loss of $0.11 per basic and diluted share, in the first half of 2024, compared to a net income attributable to common shareholders of $14.0 million, or $0.14 per basic and $0.15 per diluted share, in the prior year period.

As the Company announced on February 22, 2019, the Company’s board of directors determined that certain shareholders became acquiring persons, as defined in the Company’s rights agreement (“Rights Agreement”), under which a trigger event occurred. As a result, the Company issued new common and preferred shares of SINOVAC. Without the effect of implementing the Rights Agreement and newly-issued common and preferred shares, basic and diluted loss per share for the first half of 2024 would be $0.11.

Non-GAAP adjusted EBITDA was $204.2 million loss in the first half of 2024, compared to $346.6 million loss in the prior year period. Non-GAAP net loss was $82.3 million in the first half of 2024, compared to $120.9 million net loss in the prior year period. Non-GAAP diluted loss per share in the first half of 2024 was $0.16 compared to a loss of $0.32 per share in the prior year period. Non-GAAP diluted loss per share in the first half of 2024, excluding the implementation of the Rights Agreement and the newly-issued common and preferred shares, would be $0.22. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this news release.

As of June 30, 2024, cash and cash equivalents and restricted cash totaled $1.1 billion, compared to $1.3 billion as of December 31, 2023. In the first half of 2024, net cash used in operating activities was $438.9 million, net cash provided by investing activities was $436.8 million reflecting the net position of short-term investment redemptions over purchases, and net cash used in financing activities was $171.2 million.

The Company’s first half of 2024 financial statements are prepared and presented in accordance with U.S. GAAP. However, they have not been audited or reviewed by the Company’s independent registered accounting firm.

Legal Proceedings

As previously disclosed by the Company, on March 13, 2018, 1Globe Capital LLC (“1Globe”) filed a complaint against the Company in the Antigua Court. The trial of the matter took place from December 3 to 5, 2018. On December 19, 2018, the Antigua judge handed down his judgment (the “Antigua Judgment”), finding the Company fully in favor, dismissing 1Globe’s claim and declaring the Rights Agreement was validly adopted as a matter of Antigua law. On January 29, 2019, 1Globe filed a Notice of Appeal against the Antigua Judgment. On March 4, 2019, 1Globe filed an application for urgent interim relief, seeking an injunction to prevent the Company from continuing to implement its Rights Agreement until the resolution of the appeal. This application was heard on April 4, 2019, at which the Court of Appeal issued an order restraining the Company from operating the Rights Agreement in any way that affects 1Globe’s rights or shareholding or otherwise distributing the exchange shares (the “Exchange Shares”) to the Company’s shareholders who did not trigger the Rights Plan until after the determination of the appeal (the “Exchange Shares”). 1Globe’s appeal against the Antigua Judgment was heard on September 18, 2019, and the appeal decision was announced by the Eastern Caribbean Supreme Court, Court of Appeal (the “Court of Appeal”) on December 9, 2021, upholding the Antigua Judgment in each point. 1Globe applied for leave to appeal to the Judicial Committee of the Privy Council (the “Privy Council”), and the hearing of the application was held on February 24, 2022, in which the Court of Appeal granted 1Globe leave to appeal to the Privy Council on certain grounds, although not including the challenge to the validity of the Rights Agreement. On April 19, 2022, 1Globe renewed its application directly to the Privy Council for leave to appeal on its ground of appeal concerning the validity of the Rights Agreement. The final substantive hearing before the Privy Council took place on July 10 to 11, 2024. The Privy Council refused 1Globe permission to appeal on certain arguments in relation to the validity of the Rights Agreement, and reserved its judgment for other arguments on that ground of appeal, and in relation to whether to grant 1Globe relief in relation to the outcome of the AGM vote. The judgment will be delivered in writing at a later date. The appeal outcome is therefore pending.

As previously disclosed, on March 5, 2018, the Company filed a lawsuit in the Court of Chancery of the State of Delaware, seeking a determination on whether 1Globe, the Chiang Li Family, OrbiMed Advisors, LLC and certain other shareholders of the Company had triggered the Rights Agreement. On April 12, 2018, 1Globe filed an amended answer to the Company’s complaint, counterclaims and a third-party complaint against the Company and Mr. Weidong Yin, alleging, among other allegations, that the Rights Agreement is not valid. On March 6, 2019, the Delaware Chancery Court entered a status quo order, providing that the Company not distribute any of the Exchange Shares to the Company’s shareholders who did not trigger the Rights Plan until the final disposition of the pending Delaware litigation or further order of the Court. On April 8, 2019, the Delaware Chancery Court stayed the Delaware litigation pending the final outcome of 1Globe’s appeal of the Antigua Judgment.

Separately, Heng Ren Investments LP (“Heng Ren”) filed suits against SINOVAC and Weidong Yin on May 31, 2019 in Massachusetts state court for the alleged breach of fiduciary duties and wrongful equity dilution. SINOVAC moved the matter from the state court to the United States District Court for the District of Massachusetts. Heng Ren alleged that Mr. Yin breached fiduciary duties owed to minority shareholders, that SINOVAC aided and abetted breaches of fiduciary duties and that both SINOVAC and Mr. Yin engaged in wrongful equity dilution. Heng Ren requested damages, attorney fees, and prejudgment interest. In July 2021, SINOVAC moved to dismiss Heng Ren’s amended complaint in the federal court in Massachusetts. On March 4, 2022, the court granted the motion as to the breach of fiduciary duty claims and denied the motion as to the wrongful equity dilution claim and denied reconsideration of its decision on the motion. On June 13, 2024, the parties stipulated to a discontinuance of the action with prejudice. SINOVAC did not incur any material expense in connection with the action.

On September 6, 2023, MW Gestion, an institutional asset manager based in France, filed a class action complaint on behalf of all SINOVAC shareholders against SINOVAC; Weidong Yin; and other managers and directors of SINOVAC, including Nan Wang, Simon Anderson, Yuk Lam Lo, Kenneth Lee, Meng Mei, and Shan Fu (the “Individual Defendants” and collectively with SINOVAC the “SINOVAC Defendants”); and Wilmington Trust National Association. MW Gestion alleges breach of contract, breach of fiduciary duty, and wrongful dilution claims against the SINOVAC Defendants, as well as aiding and abetting breach of contract and breach of fiduciary duty against the Individual Defendants. MW Gestion’s claims stem from a private investment in public equity transaction on July 2, 2018, and SINOVAC’s implementation of its Rights Agreement on February 22, 2019. SINOVAC and certain other defendants filed a motion to dismiss all claims on November 20, 2023, and the motion was fully briefed as of February 27, 2024. A hearing on the motion to dismiss has been scheduled for September 4, 2024.

Status of Exchange Shares and Trading in the Company’s Shares

As a result of the pending legal proceedings described above, the Exchange Shares are expected to remain in a trust for the benefit of the Company’s shareholders who did not trigger the Rights Plan until, at least, the conclusion of the appeal against the Antigua Judgment and the final disposition of the Delaware litigation or further order of the Delaware Chancery Court. The Exchange Shares remain issued and outstanding. The Nasdaq Stock Market LLC implemented a halt on trading of the Company’s common shares at the time the Exchange Shares were issued to the trust. The Company is currently unable to estimate when trading will resume, or if Nasdaq will take any additional action in regard to trading of the Company’s common shares.

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based biopharmaceutical company that focuses on the R&D, manufacturing, and commercialization of vaccines that protect against human infectious diseases.

SINOVAC’s product portfolio includes vaccines against COVID-19, enterovirus 71 (EV71) infected hand-foot-mouth disease (HFMD), hepatitis A, varicella, influenza, poliomyelitis, pneumococcal disease, mumps, etc.

The COVID-19 vaccine, CoronaVac®, has been approved for use in more than 60 countries and regions worldwide. The hepatitis A vaccine, Healive®, passed WHO prequalification requirements in 2017. The EV71 vaccine, Inlive®, is an innovative vaccine under "Category 1 Preventative Biological Products" and commercialized in China in 2016. In 2022, SINOVAC’s Sabin-strain inactivated polio vaccine (sIPV) and varicella vaccine were prequalified by the WHO.

SINOVAC was the first company to be granted approval for its H1N1 influenza vaccine, Panflu.1®, which has supplied the Chinese government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine, Panflu®, to the Chinese government stockpiling program.

SINOVAC continually dedicates itself to new vaccine R&D, with more combination vaccine products in its pipeline, and constantly explores global market opportunities. SINOVAC plans to conduct more extensive and in-depth trade and cooperation with additional countries, and business and industry organizations.

For more information, please visit the Company’s website at www.sinovac.com.

Safe Harbor Statement

This press release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price as a result of the trigger of the rights plan.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, SINOVAC uses the following non-GAAP financial measures: non-GAAP adjusted EBITDA, non-GAAP net income (loss) and non-GAAP diluted earnings (loss) per share. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

SINOVAC believes that non-GAAP adjusted EBITDA, non-GAAP net income (loss) and non-GAAP diluted earnings (loss) per share help identify underlying trends in its business that could otherwise be distorted by the effect of certain income or expenses that SINOVAC includes in net income and diluted earnings (loss) per share. SINOVAC believes that non-GAAP adjusted EBITDA, non-GAAP net income (loss) and non-GAAP diluted earnings (loss) per share provide useful information about its core operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Non-GAAP adjusted EBITDA, non-GAAP net income (loss) and non-GAAP diluted earnings (loss) per share should not be considered in isolation or construed as an alternative to income from operations, net income (loss), diluted earnings (loss) per share, or any other measure of performance or as an indicator of SINOVAC’s operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP adjusted EBITDA represents net income (loss) and excludes interest and financing expenses, interest income, net other income (expenses) and income tax benefit (expenses), and certain non-cash expenses, consisting of share-based compensation expenses, amortization and depreciation that SINOVAC does not believe are reflective of the core operating performance during the periods presented.

Non-GAAP net income (loss) represents net income (loss) before share-based compensation expenses and foreign exchange gain or loss.

Non-GAAP diluted earnings (loss) per share represents non-GAAP net income (loss) attributable to common shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effect of the assumed conversion of options.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279 9720

Email: ir@sinovac.com

SINOVAC BIOTECH LTD.

Consolidated Balance Sheets

As of June 30, 2024 and December 31, 2023

(Expressed in thousands of U.S. Dollars)

	June 30, 2024	December 31, 2023
Current assets
Cash and cash equivalents	$1,072,350	$1,270,131
Restricted cash	2,779	5,166
Short-term investments	9,502,185	9,953,042
Accounts receivable - net	370,168	440,019
Inventories	153,524	139,874
Prepaid expenses and deposits	12,724	11,621
Amounts due from related parties	23,847	—
Income tax receivable	10,703	10,703
Total current assets	11,148,280	11,830,556

Property, plant and equipment – net	934,614	979,617
Prepaid land lease payments	62,916	65,540
Intangible assets - net	7,844	8,520
Long-term prepaid expenses	24	24
Long-term investments	681,345	684,285
Prepayments for acquisition of equipment	4,338	6,772
Deferred tax assets	32,798	29,790
Right-of-use assets	15,346	45,525
Other non-current assets	9,432	7,345
Total assets	12,896,937	13,657,974

Current liabilities
Short-term bank loans and current portion of long-term bank loans	179,349	76,089
Accounts payable and accrued liabilities	641,579	973,949
Income tax payable	28,720	41,258
Deferred revenue	6,173	20,127
Deferred government grants	805	1,586
Dividend payable	119,374	29,089
Lease liability	2,451	5,806
Total current liabilities	978,451	1,147,904

Deferred government grants	5,984	5,865
Long-term bank loans	130,320	177,817
Deferred tax liability	262,174	263,711
Lease liability	12,388	39,271
Other non-current liabilities	429	439
Deferred revenue	195	200
Total long-term liabilities	411,490	487,303

Total liabilities	1,389,941	1,635,207

Commitments and contingencies

Equity
Preferred stock	15	15
Common stock	100	100
Additional paid-in capital	541,258	541,258
Accumulated other comprehensive loss	(539,415)	(490,055)
Statutory surplus reserves	1,539,584	1,539,584
Accumulated earnings	7,107,644	7,118,516
Total shareholders' equity	8,649,186	8,709,418

Non-controlling interests	2,857,810	3,313,349
Total equity	11,506,996	12,022,767
Total liabilities and equity	$12,896,937	$13,657,974

SINOVAC BIOTECH LTD.

Consolidated Statements of Comprehensive Income (Loss)

For the six months ended June 30, 2024 and 2023

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Six months ended June 30
	2024	2023
Sales	$121,339	$140,404
Cost of sales	40,836	188,409
Gross profit (loss)	80,503	(48,005)

Selling, general and administrative expenses	206,347	231,048
Provision for (recovery of) doubtful accounts	(663)	386
Research and development expenses	144,052	151,132
Loss on disposal of property, plant and equipment	5,387	312
Government grants recognized in income	(1,044)	(92)
Total operating expenses	354,079	382,786
Operating income (loss)	(273,576)	(430,791)

Interest and financing expenses	(2,175)	(264)
Interest income	44,060	29,589
Other income, net	166,481	337,856
Loss before income taxes	(65,210)	(63,610)
Income tax benefit (expense)	(3,432)	33,597
Net loss	(68,642)	(30,013)
Less: loss attributable to non-controlling interests	60,745	46,931
Net income (loss) attributable to shareholders of Sinovac	(7,897)	16,918
Preferred stock dividends	(2,975)	(2,958)
Net income (loss) attributable to common shareholders of Sinovac	(10,872)	13,960

Net loss	(68,642)	(30,013)
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	(194,758)	(448,477)
Unrealized gain	69,612	6,917
Comprehensive loss	(193,788)	(471,573)
Less: comprehensive loss attributable to non-controlling interests	136,531	217,305
Comprehensive loss attributable to shareholders of Sinovac	(57,257)	(254,268)

Earnings per share
Basic net income per share	(0.11)	0.14
Diluted net income per share	(0.11)	0.15

Weighted average number of shares of common stock outstanding
Basic	99,638,043	99,576,600
Diluted	99,638,043	114,227,276

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the six months ended June 30, 2024 and 2023

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30
	2024	2023
Operating activities
Net loss	$(68,642)	$(30,013)
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	(3,718)	(32,124)
Inventory provision	8,340	12,624
Provision for (recovery of) doubtful accounts	(663)	386
Loss on disposal of property, plant and equipment	5,387	312
Depreciation of property, plant and equipment	67,747	82,484
Amortization of prepaid land lease payments	1,093	1,138
Amortization of intangible assets	501	527
Government grants recognized in income	(1,044)	(92)
Loss from equity method investments	7,640	374
Investment income	(135,971)	(75,612)

Changes in:
Accounts receivable	62,928	90,434
Amounts due from related parties	(23,847)	—
Inventories	(25,311)	(23,296)
Other non-current assets	(2,273)	2,785
Income tax payable	(11,676)	(5,824)
Prepaid expenses and deposits	(3,272)	1,583
Deferred revenue	(13,595)	(2,074)
Accounts payables and accrued liabilities	(302,521)	(47,208)
Deferred governments	—	(16,813)
Other non-current liabilities	—	418

Net cash used in operating activities	(438,897)	(39,991)

Financing activities
Proceeds from bank loans	136,207	209,587
Repayments of bank loans	(74,153)	(150)
Proceeds from issuance of common stock, net of share issuance costs	—	676
Dividend paid to non-controlling shareholders	(233,375)	(1,616)
Government grants received	141	8,668
Repayments of loan from a non-controlling shareholder	—	(1)

Net cash provided by (used in) financing activities	(171,180)	217,164

Investing activities
Purchase of short-term investments	(3,427,917)	(6,628,110)
Proceeds from redemption of short-term investments	3,925,995	4,013,372
Proceeds from disposal of equipment	107	37
Acquisition of property, plant and equipment	(57,115)	(92,942)
Acquisition of intangible assets	(18)	—
Purchase of long-term investments	(4,224)	(24,792)
Distributions of equity method investees	—	1,342
Proceeds from sale or maturity of long-term investments	—	146

Net cash provided by (used in) investing activities	436,828	(2,730,947)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(26,919)	(85,843)

Decrease in cash and cash equivalents and restricted cash	(200,168)	(2,639,617)

Cash and cash equivalents and restricted cash, beginning of period	1,275,297	4,286,377

Cash and cash equivalents and restricted cash, end of period	1,075,129	1,646,760

SINOVAC BIOTECH LTD.

Reconciliations of Non-GAAP measures to the nearest comparable GAAP measures

For the six months ended June 30, 2024 and 2023

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Six months ended June 30
	2024	2023
	(Unaudited)	(Unaudited)
Net loss	$(68,642)	$(30,013)
Adjustments:
Depreciation and amortization	69,341	84,149
Interest income, net of interest and financing expenses	(41,885)	(29,325)
Other income, net	(166,481)	(337,856)
Income tax expense (benefit)	3,432	(33,597)
Non-GAAP adjusted EBITDA	(204,235)	(346,642)

Net loss	(68,642)	(30,013)
Add: Foreign exchange gain	(13,695)	(90,851)
Non-GAAP net loss	(82,337)	(120,864)

Net income (loss) attributable to common shareholders of Sinovac	(10,872)	13,960
Add: Preferred stock dividends	2,975	2,958
Net income (loss) attributable to common shareholders of Sinovac for computing diluted earnings per share	(7,897)	16,918
Add: Non-GAAP adjustments to net income	(8,191)	(53,349)
Non-GAAP net income (loss) attributable to common shareholders of Sinovac for computing non-GAAP diluted earnings per share	(16,088)	(36,431)

Weighted average number of shares on a diluted basis	99,638,043	114,227,276
Diluted earnings (loss) per share	(0.08)	0.15
Add: Non-GAAP adjustments to net income per share	(0.08)	(0.47)
Non-GAAP diluted loss per share	(0.16)	(0.32)